Mail Stop 3561

October 17, 2008

Thomas F. Farrell, II, Chief Executive Officer
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia  23219

      **Re:**    **Dominion Resources, Inc.**
              **Correspondence Submitted on August 22, 2008 Regarding**
              **Annual Report on Form 10-K for the Year Ended December 31, 2007**
              **Filed February 28, 2008**
              **Definitive Proxy Statement on Schedule 14A**
              **Filed April 4, 2008**
              **File No. 1-08489**

Dear Mr. Farrell:

We have reviewed of your filings and have the following comments.  You should comply with the comments in all future filings.  Please confirm in writing that you will do so and also explain to us how you intend to comply.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

General

1. We note your responses to comments 1, 6, 7, and 8 in our letter dated August 8, 2008.  In those responses, you state that you will take our comments into account as you work on future filings.  Please provide us with your intended disclosure for the future filings.

Annual Report on Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition…, page 21

2. In response to comment 1 in our letter dated August 8, 2008, in future filings, please discuss the reason or reasons that there has been higher energy use in your electric transmission and distribution operations and how you have made your

operations and maintenance spending more efficient.  Also, please discuss how
the recent escalation in certain commodity prices has affected you.  Finally, please
update the proposed disclosure to take into consideration recent events affecting
the credit market and such impact on your ability to execute your business plan,
including your ability to fund capital expenditures, and discuss any effect on your
ability to pay dividends and fund your stock repurchase program.

Definitive Proxy Statement on Schedule 14A

Item 1 – Election of Directors, page 10

3. In response to comment 6 in our letter dated August 8, 2008, in future filings,
   please provide a description of each director nominee that reflects the business
   experience of that director for the past five years without any gaps or ambiguities.
   For example, in your description of Peter W. Brown's business experience, you
   state only that he is currently a physician in Virginia Surgical Associates and a
   director of Bassett Furniture Industries, Inc.  As another example, you state only
   that Robert S. Jepson, Jr.'s business experience is that he is currently chairman
   and chief executive officer of Jepson Associates, Inc.

Compensation Discussion and Analysis, page 14

4. In your response to comment 7 in our letter dated August 8, 2008, you state that if
   you engage in any benchmarking, in future filings, you will provide greater detail
   regarding these benchmarks and will identify the benchmark components.
   However, it appears that you already benchmark the components of base pay,
   annual incentive pay, long-term pay, and total compensation of each officer's
   position against one or more appropriate job matches from certain surveys, based
   on primary job responsibilities and scope of the position, which is typically based
   on revenue or asset size, and in some circumstances, on number of employees.
   Therefore, if true, in future filings, please provide greater detail regarding these
   benchmarks and identify their components.

The Annual Incentive Program, page 17

5. In response to comment 8 in our letter dated August 8, 2008, you state that the
   safety, emergency response, response to power outages, environmental, and other
   targets were discretionary goals by which you could reduce payouts, rather than
   necessary targets to be achieved to earn a full payout.  Therefore, you did not
   deem these goals to be material and did not provide a quantitative discussion of
   the terms of each operating and stewardship target.  In future filings, please
   provide these goals and a quantitative discussion of the terms of each operating
   and stewardship target.

Thomas F. Farrell, II
Dominion Resources, Inc.
October 17, 2008
Page 3

*     *     *     *     *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact, Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.  Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any questions.

Sincerely,


H. Christopher Owings
Assistant Director